GOLDEN PHOENIX MINERALS, INC.
1675 East Prater Way, Suite 102
Sparks, Nevada 89434

February 8, 2006

VIA U.S. MAIL and FACSIMILE

Ms. Carmen Moncada-Terry
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Golden Phoenix Minerals, Inc.
Registration Statement on Form SB-2
Filed: January 23, 2006
File #: 333-131226

Dear Ms. Moncada-Terry:

This letter is written in response to the Commission’s letter dated February 7, 2006 with respect to Golden Phoenix Minerals, Inc.’s (the “Company”) Registration Statement on Form SB-2 (File No. 333-131226). Pursuant to your request, you have asked us to respond to whether we believe we continue to qualify as a small business issuer given the amount of our public float. We believe that we continue to qualify as a small business issuer and our analysis is as follows.

The note to Item 10 of Regulation S-B states that “[t]he public float of a reporting company shall be computed by use of the price at which the stock was last sold, or the average of the bid and asked prices of such stock, on a date within 60 days prior to the end of its most recent fiscal year.” Further, Item 10 (a)(2)(iii) states that “[o]nce a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years.”

The highest closing price of the Company’s stock from November 1, 2005 through December 31, 2005 was $0.20. Based on the number of shares outstanding as of January 11, 2006 (i.e., the number of outstanding shares used throughout the Registration Statement), 136,030,087, minus the number of shares held by affiliates, 11,565,428, the total number of shares in the public float equaled 124,464,659. Therefore, the aggregate market value of the Company’s outstanding common equity held by non-affiliates equaled $24,892,932.

The aggregate market value of the Company’s outstanding common equity held by non-affiliates for fiscal year 2004 was greater than $25 million; however, the aggregate market value of the Company’s outstanding common equity held by non-affiliates for fiscal year 2003 was less than $25 million. Therefore, the Company has not exceeded the public float limits for two consecutive years as set forth In Regulation S-B.

Ms. Carmen Moncada-Terry
February 8, 2006

In January 2006, our stock price has fluctuated upward; however, we do not believe this is the correct time period to use for evaluation of our small business issuer status. We believe we qualify as a small business issuer and probably will continue to do so if our stock price fluctuates upward and downward as in the past.

In addition, pursuant to the Commission’s request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

/s/ Kenneth S. Ripley

Kenneth S. Ripley Interim Chief Executive Officer Chief Executive Officer